1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated April 27, 2005	4

FORWARD-LOOKING STATEMENTS

The Announcement of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s latest product offerings, the success and market appeal of new technologies and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunications operators in China, the affect of competition on the demand for and the price of our services, changes in customer demand and usage preference for our products and services, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: April 28, 2005	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 8282)

ANNOUNCEMENT

The board of directors (the “Board”) of TOM Online Inc. (the “Company”) hereby announces that a meeting of the Board will be held at the Board Room, 48th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong on Tuesday, 10 May 2005 at 9:30 a.m. for the following purposes:-

1.	To consider and approve the first quarterly results of the Company and its subsidiaries for the three months ended 31 March 2005 and approve the draft announcement in respect of the first quarterly results to be published on the GEM website and the website of the Company;

2.	To consider the payment of an interim dividend, if any;

3.	To consider the closure of the Register of Members, if necessary; and

4.	To transact any other business.

By Order of the Board
TOM ONLINE INC.
Angela Mak
Company Secretary

Hong Kong, 27 April 2005

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As at the date hereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Xu Zhiming	Mr. Sing Wang (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Tommei Tong	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mr. Wu Yun	Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose

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